Exhibit 99.1

JACQUES BONNEAU APPOINTED PRESIDENT AND CHIEF EXECUTIVE OFFICER OF PARTNERRE
Highly experienced industry executive who joined the PartnerRe Board in February 2019

PEMBROKE, Bermuda, July 28, 2020 - PartnerRe Ltd. (“PartnerRe”, “the Company” or “the Group”) announces the appointment of Jacques Bonneau as its President and Chief Executive Officer (CEO) effective today. Mr. Bonneau has been a member of the PartnerRe Board of Directors since February 2019, having served on the Company’s Audit Committee and as the Chairman of its Underwriting and Risk Committee, and has been former CEO of Ace/Chubb Tempest Re Group and former Group Chief Underwriting Officer of Chubb Ltd. Mr. Bonneau, who will be based in the Company’s headquarter in Bermuda*, succeeds Emmanuel Clarke, who is leaving the Company by mutual agreement to pursue other opportunities outside the Group.
Commenting on Mr. Bonneau’s appointment, Brian Dowd, independent Chairman of the PartnerRe Board of Directors, said, “We’re delighted that Jacques is assuming the role of CEO of PartnerRe. He brings over 40 years of experience in our industry, a strong track record in reinsurance underwriting and deep knowledge of our clients and brokers. He also has detailed knowledge and insight of PartnerRe’s people and business gained over the past two years as a valued colleague on our Board.”
Mr. Dowd continued, “On behalf of the Board, I would like to express our gratitude and appreciation to Emmanuel for his achievements over the past 4 years as President and CEO. Under his leadership, PartnerRe has been able to smoothly transition under EXOR ownership and the Company’s business and strategic positioning have been strengthened in important ways. Emmanuel has been a very dedicated and strong leader and we wish him all the best in his future endeavors.”
Mr. Clarke commented, “I am proud of what we have achieved together with all our colleagues, in substantially advancing the Company’s strategic goals. With the progress we’ve made with our Non-Life portfolio and franchise, in building our Life & Health platform, and in strengthening the organization and its talent base, I am confident PartnerRe is very well positioned for future success.”
Mr. Bonneau commented, “PartnerRe’s deep technical expertise, strong and diversified Non-Life portfolio and its high caliber people mean we’re very well placed to benefit from a tightening insurance and reinsurance marketplace across many lines. Our Life and Health operations are growing well and profitably, and we’re committed to continuing our investments in this platform. With our solid balance sheet and the strength of our relationships with brokers and clients, I’m truly excited about the great opportunities we have in front of us and at the prospect of building an even stronger PartnerRe.”
Biography: Jacques Bonneau
Mr. Bonneau began his reinsurance career at General Reinsurance Corporation in Casualty Facultative operations in 1981. Since then, he has worked as the Senior Vice President at Trenwick America Group and was the Chief Underwriting Officer and a Member of the Board of Directors at Chartwell Re Corporation from 1990 to 1999. From here, Mr. Bonneau held various roles with Chubb Ltd. (previously ACE Group). He was the CEO of Chubb Tempest Re USA from 1999 to 2005 followed by the CEO of the Chubb Tempest Re Group from 2005 to 2014. Most recently, he was the Group Chief Underwriting Officer at Chubb Ltd. from 2015 to 2017.
Mr. Bonneau holds a Master’s in Business Administration degree from Queen’s University in Kingston, Ontario, and a Bachelor of Commerce degree from Carleton University in Ottawa, Ontario.

*pending approval by the Bermuda Department of Immigration

__________________________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2019, total revenues were $7.9 billion. At June 30, 2020, total assets were $25.2 billion, total capital was $8.3 billion and total shareholders’ equity was $6.9 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/

Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz